VANC Pharmaceuticals Announces Provincial Formulary Approvals for Atlantic Canada

Sept 06, 2017 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”) (TSXV:  VANC, OTCQB:  NUVPF), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, announces that it has received an initial set of provincial formulary approvals for generic products in Atlantic Canada.

VANC generic products have been listed in formularies and marketed in six of the largest provincial markets in Canada (BC, AB, SK, MB, ON, and QC) for the past few years. As part of an expanded sales and marketing approach, and to facilitate national formulary and point-of-care opportunities with national corporate banners, VANC has sought to achieve listings with the remaining provincial formularies. The market volume of the approved molecules in the Atlantic provinces of New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland was $150 million in 2016 (Source: QuintilesIMS - 2016).

“The ability to provide a national formulary to our pharmacy partners is a key step in expanding VANC’s sales and one of our strategic goals this year,” noted Mark Kunzli, Director of Pharmacy Solutions. “We believe that providing national formulary solutions alongside our point-of-care technologies gives us a strong value proposition. We have begun working with wholesalers to make these products available in the region, as well as expanding our sales and marketing presence to promote our OTC and non-benefit products alongside these newly listed molecules.” commented Mr. Kunzli.

“The achievement of a national formulary is one of our targeted goals which should act as a catalyst for increasing our generic sales as well as open up many more revenue opportunities for HealthTab and INSTI,” concluded Mr. Rai.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Director and CEO

Phone:604-687-2038

Fax:604-687-3141

Email:info@vancpharmc.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.